

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 14, 2009

Mr. Jason L. Tienor
Chief Executive Officer
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, Maryland 20876-7004

> **Re: Telkonet, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2009**
> **File No. 001-31972**

Dear Mr. Tienor:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Security Ownership of Certain Beneficial Owners and Management, page 16</u>

1.   Please revise your table to include beneficial ownership information for YA Global Investments, L.P., as you indicate on page 19 that you have issued an aggregate of 12,773,795 shares of common stock representing 16.4% of your issued and outstanding shares to this entity. See Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Proposal 3: Approval of Share Issuance, page 19

2.   Please revise your preliminary proxy statement to discuss how many shares of your common stock could be issued to YA Global Investments, L.P. upon conversion of the debentures. Please discuss the potential conversion amount using recent stock prices for your common stock, and discuss how the conversion of the debentures into common stock will affect the beneficial ownership of your common stock.

3.   Please revise your preliminary proxy statement to discuss the consequences to you if Proposal 3 is not approved by your stockholders. More specifically, please discuss any consequences to you under your agreements with YA Global Investments, L.P., if your stockholders do not approval Proposal 3.

* * * * * * *

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief